[redacted]

14046125

RECEIVED
FEB 14 2014
REGISTRATIONS BRANCH
14

na 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

8-30563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Cherry Street, Suite 800
(No. and Street)

Denver (City) Colorado (State) 80246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Court, Suite 200 (Address) Englewood (City), CO (State) 80112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill Capital Partners, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SHERIE GAUNT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20044043478
MY COMMISSION EXPIRES JANUARY 30, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent auditors report

X (p) A report on internal controls

RICHEY MAY & Co.

<u>Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation</u>

To the Board of Directors
Gill Capital Partners, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by Gill Capital Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and, solely to assist you and the other specified parties in evaluating Gill Capital Partners, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Gill Capital Partners, Inc.'s management is responsible for Gill Capital Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the period from January 1, 2013 to December 31, 2013 noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no material differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Richey, May & Co., LLP

Englewood, Colorado
February 11, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030583 FINRA DEC
GILL CAPITAL PARTNERS 17*17
600 S CHERRY ST STE 800
DENVER CO 80246-1710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James O'Brien (303) 296-6260

2. A. General Assessment (item 2e from page 2)		$ 4,396.69
B. Less payment made with SIPC-6 filed (exclude interest) 7/29/2013 (Date Paid)		(2,170.75)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		2,225.94
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,225.94
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,225.94	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gill Capital Partners
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of JAN, 20 14.

CCO, Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,102,977
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	46,986
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	35,086
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	249,204
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 13,024	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	13,024
Total deductions	344,300
2d. SIPC Net Operating Revenues	$ 1,758,677
2e. General Assessment @ .0025	$ 4,396.69 (to page 1, line 2.A.)

RICHEY, MAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
ENGLEWOOD, COLORADO

GILL CAPITAL PARTNERS, INC.
SUBSIDIARY OF OBW, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

GILL CAPITAL PARTNERS, INC.

TABLE OF CONTENTS

RICHEY MAY & CO.

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

Report on the Financial Statements
We have audited the accompanying financial statements of Gill Capital Partners, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX 303/721-6232

INDEPENDENT AUDITORS' REPORT
(Continued)

Opinion
In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Gill Capital Partners, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

Richey, May & Co., LLP

Englewood, Colorado
February 8, 2014

GILL CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	300,947
Restricted cash		25,000
Receivables from customers		30,950
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $61,558		32,347
Deposits		3,246
Customer list, net of accumulated amortization of $153,121		153,121
Deferred income taxes		22,700
TOTAL ASSETS	$	568,311

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and other accrued expenses	$	39,775
Capital lease obligation		9,616
Total liabilities		49,391
COMMITMENTS AND CONTINGENCIES (Note D)		
Subordinate borrowings		130,000
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000,000 shares authorized, 48,000 shares issued and outstanding		4,500
Additional paid-in capital		474,273
Accumulated deficit		(89,853)
Total stockholders' equity		388,920
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	568,311

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Commissions	$ 935,605
Investment advisory fees	1,141,473
Retirement plan services	22,750
Interest	1,067
Total revenues	2,100,895
EXPENSES	
Salaries, commissions and benefits	1,332,443
Occupancy, equipment, and communications	206,810
General and administrative	271,417
Management consulting fee	239,500
Depreciation	12,238
Amortization	43,749
Interest	10,400
Total expenses	2,116,557
LOSS BEFORE INCOME TAXES	(15,662)
INCOME TAX BENEFIT	4,800
NET LOSS	$ (10,862)

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2012	48,000	$ 4,500	$ 474,273	(78,991)	$ 399,782
Net loss	-	-	-	(10,862)	(10,862)
Balance, December 31, 2013	48,000	$ 4,500	$ 474,273	$ (89,853)	$ 388,920

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2013

Subordinated borrowings at December 31, 2012	$	130,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2013	$	130,000

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(10,862)
Non-cash items-		
Depreciation		12,238
Amortization		43,749
Income tax benefit		(4,800)
Decrease in -		
Receivables from customers		227,619
Decrease in-		
Accounts payable and other accrued expenses		(18,405)
Income taxes payable		(11,273)
Net cash provided by operating activities		238,266
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture, equipment and leasehold improvements		(6,368)
Net cash used in financing activities		(6,368)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments under capital lease obligations		(3,341)
Net cash used in financing activities		(3,341)
INCREASE IN CASH AND CASH EQUIVALENTS		228,557
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		72,390
CASH AND CASH EQUIVALENTS, END OF YEAR	$	300,947

<u>SUPPLEMENTAL INFORMATION</u>

Cash paid for interest	$	10,400

The accompanying notes are an integral part
of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gill Capital Partners, Inc. (the Company), was incorporated as a broker dealer under the laws of the State of Colorado on August 31, 1983. The Company operates under clearing agreements with other broker dealers, and also provides investment advisory services to clients. The Company is a subsidiary of OBW, Inc., (the Parent) which is located in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. The Company does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company periodically maintains balances in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances.

Restricted Cash

Restricted cash includes cash balances that are restricted under clearing account agreements.

Receivable from Customers

Receivables from customers consists of balances due from advisory and tax planning fees. Management has deemed the entire balance to be collectible as of December 31, 2013, and thus has not recorded an allowance for doubtful accounts.

Property and Equipment

Furniture and equipment and computer equipment are recorded at cost and depreciated using straight line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer List

The acquired customer list is being amortized over its estimated useful life of seven years. Amortization expense amounted to $43,749 for the year ended December 31, 2013. Future amortization expense is as follows at December 31, 2013:

Year Ending December 31,	Amount
2014	$ 43,749
2015	43,749
2016	43,749
2017	21,874
Total	$ 153,121

Financial Advisory Services and Revenue Recognition

The Company offers clients a wide range of investment services that includes money management, comprehensive financial planning, and tax planning and preparation. The client can choose from an array of services that best fits their situation, each having a separate fee structure. The annual fees for Investment Advisory Services for retail clients are based upon a percentage of assets under management and generally range from .50% to 2.0%. Some clients have elected to pay commissions in lieu of advisory fees. In those cases, the client does not pay an annual fee for Investment Advisory Services. Generally, fees for Investment Advisory Services are billed quarterly five days before each quarter-end. Fees are calculated based upon the value plus accrued interest.

Advertising

Advertising is expensed as incurred and amounted to $5,271 for the year ended December 31, 2013.

Income Taxes

The Company has elected to be taxed as corporation. Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are limited to amounts considered to be realizable in future periods. The Company's open tax years subject to examination by taxing authorities include the years ended December 31, 2012, 2011 and 2010.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company's revenues and expenses are included in the consolidated tax returns of the Parent. The components of income tax benefit are as follows for the year ended December 31, 2013:

	Amount
Current income tax expense	$ -
Deferred income benefit	4,800
Income tax benefit	$ 4,800

The tax effects of significant temporary difference which give rise to the Company's deferred tax assets are as follows at December 31, 2013:

	Amount
Customer list	$ 81,666
Furniture, equipment and leasehold improvements	(26,490)
Deferred rent	19,775
Net operating loss	40,769
Federal and State income taxes	(93,020)
Deferred tax asset	$ 22,700

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

In the normal course of business, companies in the broker dealer industry encounter certain economic and regulatory risks. Economic risks include market volatility and interest rate risks. The Company is subject to these risks to the extent these risks affect customer demand and the Company's revenue.

B. SUBORDINATE BORROWINGS

The Company has a $130,000 note payable to a stockholder which is subordinate to the claims of general creditors, bears interest at 8% per annum, and matures March 1, 2014. Total related party interest expense amounted to $10,400 for the year end December 31, 2013.

C. CAPITAL LEASE OBLIGATIONS

The Company leases equipment with a capitalized cost of $17,291 under a capital lease with an aggregate monthly payment of $355 which expires in July 2016. Amortization of the capital lease is included with depreciation expense on the statement of operations. Following is a schedule of the future minimum lease payments with the present value of the net minimum lease payments as of December 31, 2013:

Year Ending December 31,	Amount
2014	$ 4,256
2015	4,256
2016	2,130
Total minimum lease payments	10,642
Less amount representing interest	(1,026)
Total obligation	9,616
Less current portion	(3,341)
Long-term portion	$ 6,275

D. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities and office equipment under non-cancelable operating leases expiring through August 2018. Total rent expense charged to operations under all operating leases was $79,669 in 2013. Future minimum rental payments under operating leases are as follows at December 31, 2013:

Year Ending December 31,	Amount
2014	$ 107,866
2015	110,367
2016	105,088
2017	106,376
2018	71,204
	$ 500,901

E. RETIREMENT PLANS

Employee Stock Ownership Plan

The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Ownership Plan (the Plan) pursuant to an Employee Stock Ownership Plan (the ESOP Plan).

E. RETIREMENT PLANS (Continued)

Employee Stock Ownership Plan (Continued)
Under the ESOP Plan, the Company may make contributions to the Trust of an amount not to exceed 25% of the compensation of eligible employees. Employee's age 21 or older, with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Trust are invested in the stock of the Parent. Employees vest in contributions over a 7 year period. No contributions were made to the Trust during 2013.

401(k) Plan
The Company has a 401(k) plan, through which participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed certain IRS limitations. The Company can elect to make annual matching contributions. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees rateably vest in the Company matching contributions over a 5 year period. The Company made contributions totalling $29,568 to the Plan during the year ended December 31, 2013.

F. REGULATORY REQUIREMENTS

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $299,256 which was $249,256 in excess of its required net capital of $50,000, and the Company had a percentage of aggregate indebtedness to net capital of 17%.

Reconciling items between the Company's computation of net capital and aggregate indebtedness and the computation based on the audited financial statements are included in the accompanying computation of net capital schedules.

G. RELATED PARTY TRANSACTIONS

The Parent provides compliance, marketing and information technology services to the Company at rates determined to be at market rates. The agreement may be terminated by either party with 30 days written notice. The Company paid management fees to the Parent for these services of $239,500 during 2013.

H. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash and cash equivalents, restricted cash, short-term receivables, short-term payables, and subordinated borrowings approximated their fair value at December 31, 2013.

I. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 8, 2014, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GILL CAPITAL PARTNERS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Assets	$	568,311
Less liabilities		(179,391)
Net worth		388,920
Less non-allowable assets:		
Furniture, equipment and leasehold improvements, net		(32,347)
Receivables from customers		(30,950)
Deposits		(3,246)
Customer list, net		(153,121)
Total non-allowable assets		(219,664)
Additions:		
Subordinated borrowings		130,000
Total additions		130,000
Net capital before haircuts on securities positions		299,256
Haircuts and undue concentration		-
NET CAPITAL	$	299,256
MINIMUM NET CAPITAL REQUIREMENT (Greater of $50,000 or 6.66% of aggregate indebtedness)	$	50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	249,256
AGGREGATE INDEBTEDNESS	$	49,391
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		17%

GILL CAPITAL PARTNERS, INC.
SCHEDULE I
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 TO
NET CAPITAL OF THE UNAUDITED 2013 FOCUS REPORT
DECEMBER 31, 2013

NET CAPITAL	$	299,256
Audit Adjustments:		
1. To record income tax benefit		(22,700)
2. To record adjustment to income taxes payable		(11,273)
3. Miscellaneous adjustment to accounts receivable		2,844
NET CAPTIAL - UNAUDITED 2013 FOCUS REPORT	$	268,127

GILL CAPITAL PARTNERS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2013.

GILL CAPITAL PARTNERS, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no possession or control requirements as of December 31, 2013.

RICHEY MAY & Co.

REPORT ON INTERNAL CONTROL

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Gill Capital Partners, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

RICHEY, MAY & CO., LLP ■ CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS
9605 S. KINGSTON CT. ■ SUITE 200 ■ ENGLEWOOD, COLORADO 80112 ■ 303/721-6131 ■ FAX. 303/721 6232

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded to properly permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficient or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2013, as noted above, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richey, May & Co, LLP

Englewood, Colorado
February 8, 2014